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Exhibit 99.4

        I, Urs Kamber, the Chief Financial Officer of Centerpulse Ltd., do hereby certify as follows:

          (i)    this Current Report on Form 6-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in this Current Report on Form 6-K fairly presents, in all material respects, the financial condition and results of operations of Centerpulse Ltd.

Dated: November 12, 2002

By:	/s/ URS KAMBER Urs Kamber Chief Financial Officer

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  Exhibit 99.4